Exhibit 23.2

9605 S Kingston Ct. Suite 200 Englewood, CO 80112 303-721-6131 www.richeymay.com Assurance | Tax | Advisory

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our audit opinion dated March 29, 2021 with regards to any relevant information related to the year ended and as of December 31, 2020, on the consolidated financial statements of Korth Direct Mortgage, Inc. as of December 31, 2021 and 2020, and the related consolidated statements of operations, consolidated changes in members’ equity and consolidated cash flows for the year ended December 31, 2021 and 2020.

We also consent to allow the use of our audit opinion dated March 29, 2021 with regards to any relevant information related to the year ended and as of December 31, 2020, to be used and included in the consolidated financial statements of Korth Direct Mortgage, Inc. as of December 31, 2021 and 2020.

/s/ Richey May & Co., LLP

Englewood, Colorado

March 29, 2022